Sharon D. Mitchell, Attorney at Law
SD Mitchell & Associates, PLC
829 Harcourt Rd. ∙ Grosse Pointe Park, Michigan 48230
57492 Onaga Trail ∙ Yucca Valley, California 92284
 (248) 515-6035 (Telephone) ∙ (248) 751-6030 (Facsimile) ∙ sharondmac2013@gmail.com

5 May 2016

Ms. Wei Lu
Mr. Ethan Horowitz
Office of Natural Resources
Division of Corporation Finance
United States Securities and Exchange Commission
Washington, D.C. 20549

Re:           Grid Petroleum Corp.
From 10-K/A for Fiscal Year Ended March 31, 2015
Filed July 14, 2015
File No. 000-52376

Dear Ms. Lu:

Pursuant to our recent conversation, and relative to your correspondence dated March 1, 2016; I would like to take this opportunity to request, on behalf of Mr. Gary Tilden, President of Simlatus Corporation (f/k/a Grid Petroleum Corp), additional time to respond to your comments in said correspondence and with regard to the above-referenced Form 10-K/A for Fiscal Year Ended March 31, 2015 and filed on July 14, 2015.

We anticipate forwarding a response to your correspondence within ten business days from today, May 5, 2016, or sooner.

Thank you for your kind assistance regarding this matter.  Should you have any questions, or need further information, please do not hesitate to contact me at the number listed above, or Mr. Gary Tilden at (951) 688-7840

With best regards,

/s/Sharon D. Mitchell
Sharon D. Mitchell

/
cc:  Mr. Gary Tilden, President Grid Petroleum Corp.